Exhibit 4: Organizational Structure

HR Ratings
Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC


Board of Directors
Head of Compliance
Managing Director Chief Risk Officer
HR Ratings
Credit Rating Agency
Chairman of the Board
Vice Chairman of the Board
CEO
DAE Contadores SC External Financial Advisors
Managing Director Chief Business Development
Managing Director Chief Credit Officer
General Director for Economic Analysis
Senior Executive Director Public Finance and Sovereing Debt
Senior Executive Director Public Finance and Infrastructure
Corporates Sr. Executive Director /ABS
Executive Director Corporates/ABS
Admin. Vice President
HR Vice President
Vicepresident of Public Finance and Infrastructure
Vicepresident of Financial Institutions /ABS
IT Asociate Director
Associate Director PF
Associate Director Metodology and Criteria
Compliance Manager.
Administration Manager
Human Resources Manager
Manager BD
Manager BD
Manager BD
Operations Manager
Manager PF
Manager PF
Corporates Manger
Manager FI
Manager FI
Economics Sr. Associate
Compliance Sr. Associate.
Sr. Associate TI
Operations Associate
Associate PF
Infrastructure Associate
Associate FI
Associate FI
Vacancy
Logistics Associate
Associate BD
Economics Associate
Sr. Analyst PF
Corporates Sr. Analyst
Corporates Sr. Analyst
Corporates Sr. Analyst
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst FI
Sr. Analyst MC
Admin Analyst
Analyst RH
IT Analyst
Operations Analyst
Editor
6 Public Finance Analyst
Infrastructure. Analyst
Corporates Analyst
Corporates Analyst
Corporates Analyst
Corporates Analyst
11 Financial Intitutions Analyst
Risk Analyst
Admin Assistant
Recepctionist
Assistant BD
2 Back Office Assistant
C. of the Board Assistant
CEO Assistant
V. C. of the Board Assistant
2 Logistics
4 Mantenance
FP Intern
FI Intern
FI Intern
FI Intern